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       Filed with the Securities and Exchange Commission on March 6, 2002

                                                              File No. 70- _____

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                     --------------------------------------
                                    Form U-1

                                   Declaration

                                    Under the

                   Public Utility Holding Company Act of 1935
                      -------------------------------------

                                  Powergen plc
                                   City Point
                               1 Ropemaker Street
                                 London EC2Y 9HT
                                 United Kingdom

                    (Names of companies filing this statement
                  and addresses of principal executive offices)
                    ----------------------------------------
                                  Powergen plc
                    (Name of top registered holding company)
                    -----------------------------------------
                                  David Jackson
                      Company Secretary and General Counsel
                                  Powergen plc
                                   City Point
                               1 Ropemaker Street
                                 London EC2Y 9HT
                                 United Kingdom
                         Telephone: 011-44-207-826-2742
                         Facsimile: 011-44-207-826-2716

                   (Names and addresses of agents for service)

The Commission is also requested to send copies of any communication in connection with this matter to:

Peter D. Clarke                                   Joseph B. Frumkin
Debra J. Schnebel                                 Sullivan & Cromwell
Jones, Day, Reavis & Pogue                        125 Broad Street
77 West Wacker Drive                              New York, NY  10004
Chicago, IL 60601                                 Telephone:   (212) 558-4000
Telephone:  (312) 782-3939                        Facsimile:   (212) 558-3588
Facsimile:  (312) 782-8585


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         Powergen plc ("Powergen"), a registered holding company under the
Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby files this Form U-1 Declaration (the "Declaration") for approval to solicit the proxies of the holders of ordinary shares of Powergen.

Item 1.           Description of the Proposed Transaction

         A.       E.ON's Acquisition of Powergen

         As described in the Form U-1 Application-Declaration filed in File No. 70-9961 (the "Acquisition Application"), originally filed on September 4, 2001 by E.ON AG ("E.ON") and Powergen, among others, the Boards of Directors of E.ON and Powergen have agreed to the terms of a recommended pre-conditional cash offer by E.ON for all of the issued and to be issued share capital of Powergen. It was agreed that the cash offer would be made in accordance with the terms and conditions of the preconditional offer announcement under which E.ON would offer to acquire the outstanding capital stock of Powergen (the "Offer Announcement"), following satisfaction or waiver of the pre-conditions set out in Appendix 1 of the Offer Announcement. E.ON reserved the right, with the consent of Powergen, to elect to effect the Acquisition by a court-supervised scheme of arrangement pursuant to Section 425 of the UK Companies Act 1985 (the "Scheme"). E.ON proposes to effect the acquisition by such a scheme, as described below.

         Under the terms of the Offer Announcement, E.ON will pay (pound)7.65 (approximately $11.00) for each outstanding Powergen share and (pound)30.60 (approximately $44.00) for each outstanding Powergen American Depository Receipt (representing four Powergen shares).(1) Upon completion of the transaction set out in the Offer Announcement (the "Acquisition"), Powergen will become a wholly-owned subsidiary of E.ON.

         The Acquisition is subject to a number of conditions, including the approval of the Commission under the Act and other regulatory approvals. E.ON has requested authority to consummate the Acquisition and other related matters in the Acquisition Application.


-----------------------------
         (1) Shareholders accepting E.ON's offer to purchase Powergen's shares will have the option to receive loan notes to be issued by E.ON instead of some or all of the cash consideration which they otherwise would receive. If valid elections for the loan note alternative do not require the issue of loan notes exceeding (pound)25 million in nominal value of loan notes, no loan notes will be issued unless E.ON determines otherwise, in which case Powergen shareholders will receive cash. This loan note alternative is described in further detail in the Acquisition Application. A US person (as defined in Regulation S under the United States Securities Act of 1933, as amended) and other persons residing or resident in the United States, Canada, Australia, Japan, New Zealand, South Africa, Belgium, France, Germany, The Netherlands, Singapore, Malaysia or Spain will not be entitled to receive loan notes and will be entitled to receive only cash consideration. The loan notes may not be offered, sold or delivered, directly or indirectly, in or into Canada, Australia, Japan, New Zealand, South Africa, Belgium, France, Germany, The Netherlands, Singapore, Malaysia or Spain.

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         B.       Scheme of Arrangement

         In a court-supervised scheme of arrangement, Powergen would make an application to the High Court of Justice of England and Wales (the "High Court") for the High Court to summon a shareholders' meeting (the "Court Meeting"). It is at the discretion of the High Court to order this meeting. If the High Court orders the Court Meeting, Powergen's shareholders will vote on the Scheme at this meeting and also at an Extraordinary General Meeting, which will be held on the same day at a single location.

         At the Court Meeting for the Scheme to be effective, the Scheme must receive the affirmative vote of a simple majority in number of those Powergen shareholders present and voting (either in person or by proxy) at the Court Meeting representing not less than 75 percent of the number of Powergen shares held by such Powergen shareholders. At the second meeting, the Extraordinary General Meeting, the shareholders must pass a special resolution approving implementation of the Scheme. In order to pass this resolution, not less than 75 percent of the votes cast by Powergen shareholders present and voting in person or by proxy must be in favor of the resolution.

         After Powergen's shareholders have approved the Scheme, there will be a further hearing before the High Court to sanction the Scheme at its discretion. The Scheme is effective once the High Court order sanctioning the Scheme has been delivered to the Registrar of Companies.

         C.       Proxy Solicitation

         Powergen must submit to the High Court the document convening the necessary shareholder meetings, which is referred to as the "Scheme Circular."

         Powergen must send the Scheme Circular to its shareholders in advance of the two shareholder meetings. A draft of the Scheme Circular is attached as Exhibit B-1. Powergen will also distribute proxy cards and nominee forms of instruction. See Exhibit B-2.

         Powergen respectfully requests that the Commission grant it authority to provide its shareholders with such proxy materials (the "Solicitation") at the earliest practicable date after the filing of the final Scheme Circular with the Commission, so that the Solicitation may proceed on schedule (as reflected in the final Scheme Circular).

         D.       Rule 54 Analysis

         Under Rule 54, the Commission may not consider the effect of the capitalization or earnings of any subsidiary which is an exempt wholesale generator ("EWG") or foreign utility company ("FUCO") upon the registered holding company system "if Rules 53(a), (b) and (c) are satisfied." Powergen currently meets all of the conditions of Rule 53(a), except for clauses (1) and (2).(2) Due to the level of Powergen's aggregate investment in EWGs and FUCOs and the

------------------------------
         (2) As the Commission noted in the Merger Order (as hereinafter defined), Powergen has preexisting foreign operations and cannot at this time commit to maintain the books and records of these interests in conformity with U.S. GAAP. Powergen will, however, comply fully with the substantive provisions of Rule 53.

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lack of U.S. GAAP books and records for its FUCO investments, Powergen cannot comply with Rule 53(a) and consequently, it must demonstrate that it complies with Rule 53(c).

         As described in Powergen's Form U-1 Application-Declaration in File No. 70-9671 (the "Merger Application"), at July 2, 2000 the combined aggregate investment, as defined in Rule 53(a), of LG&E Energy Corp. and Powergen in EWGs and FUCOs was approximately $1.216 billion. This investment represented approximately 61% of Powergen's consolidated retained earnings, calculated in accordance with U.S. GAAP on a pro forma basis, of $1.992 billion as of such date. In the Commission's order in Holding Company Act Release No. 27291 (December 6, 2000) (the "Merger Order"), Powergen was authorized to invest up to an additional $1.992 billion in EWGs and FUCOs. From December 6, 2000 to September 30, 2001, Powergen had made additional investments of $7 million in EWGs and FUCOs. This increase of $7 million was net of a disposal of $50 million related to three 63 MW coal-fired cogeneration power projects in Virginia. The existing investment by Powergen in EWGs and FUCOs is within the authorization granted in the Merger Order. Since the Merger Order, Powergen's investments in EWGs and FUCOs have contributed positively to the consolidated earnings of Powergen.

         At the time of the Merger Order, on a pro forma basis, Powergen's consolidated capitalization consisted of approximately 29.2% common stock equity. Powergen's consolidated capitalization as of September 30, 2001, consisted of approximately 30.55% common stock equity.

         Powergen also notes that none of the conditions described in paragraph
(b) of Rule 53 is applicable. Specifically, (1) there has been no bankruptcy of any Powergen associate company in which a plan of reorganization has not been confirmed, (2) the average consolidated retained earnings for the two most recent semiannual periods has not decreased by 10 percent from the average for the previous two semiannual periods, and (3) in the past fiscal year, Powergen has not reported operating losses attributable to its direct or indirect investments in EWGs and FUCOs.

         Powergen is in compliance with the conditions of Rule 53(c). Under Rule 53(c), "[a]n applicant that is unable to satisfy the requirements of paragraphs
(a) and (b) of this section must affirmatively demonstrate that the proposed issue and sale of a security to finance the acquisition of an exempt wholesale generator, or the guarantee of a security of an exempt wholesale generator (1) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and (2) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of state commissions to protect such subsidiary or customers."

         The authority sought herein will have no effect upon Powergen's investment, direct or indirect, in EWGs or FUCOs. The authority requested herein does not involve the issuance of securities to finance the acquisition of, or investment in, EWGs or FUCOs that could have the potential to adversely affect the financial soundness of the Powergen system or any of its public utility subsidiaries. Since this Declaration does not involve a financing transaction, there is no basis for the Commission to withhold or deny approval for the proposal made in this Declaration. As discussed above, the action requested in the instant filing would not have an adverse impact


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on Powergen's public-utility subsidiaries, their customers, or the ability of
State commissions to protect such public-utility customers.

         The lack of any adverse effect associated with Powergen's current financing plan was fully demonstrated in the Merger Application and was confirmed by the Commission in its Merger Order. The Merger Order notes that in the Merger Application: (1) Powergen demonstrated that it had an investment grade credit rating, (2) Powergen has had historical success in operating a FUCO-based business, (3) the Merger Application contained various commitments by Powergen to maintain its financial strength, and (4) the public utility subsidiaries in the Powergen system were insulated from the direct effects of EWG and FUCO investments. Lastly, the Merger Application noted that each of Powergen's investments undergoes an investment decision process which allows decisions to be taken in a consistent, informed and controlled environment.

Item 2.           Fees, Commissions and Expenses.

         In the preparation and distribution of the Scheme Circular and proxy cards, Powergen has incurred ordinary expenditures customary for this type of activity. Powergen estimates that the fees and expenses payable in connection with the proposed solicitation will be as follows:

                                                     US DOLLARS (000'S)
                                                     ------------------
Legal Fees                                                  335
Printing Costs                                            1,400
Postage Costs                                             1,100
Registrars' costs                                            36
Miscellaneous                                                36
                                                          -----
                                                          2,907

The fee structure agreed with the financial advisers advising Powergen, Dresdner Kleinwort Wasserstein, is based on a global figure paid at the end of the transaction and does not therefore include an identifiable portion attributable to this work. No estimate for Dresdner Kleinwort Wasserstein is therefore included in the figures given above.

Item 3.           Applicable Statutory Provisions.

         Section 12(e) of the Act provides that any solicitation of any proxy regarding any security of a registered holding company shall be unlawful if made in contravention of such rules as may be promulgated by the Commission. This Declaration is being filed pursuant to Rule 62, which provides generally that no solicitation shall be made except pursuant to a Declaration with respect to such solicitation which has become effective. Rule 54 is also applicable.

Item 4.           Regulatory Approval.

         The High Court of Justice of England and Wales will at its discretion sanction the Scheme set out in the Scheme Circular. No U.S. state regulatory authority and no Federal


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regulatory authority, other than the Commission under the Act, has jurisdiction over the proposed solicitation.

Item 5.           Procedure.

         Powergen requests that, at the earliest practicable date following the filing of the final Scheme Circular(3) with the Commission, the Commission issue and publish a notice with respect to the filing of this Declaration, and currently therewith, that the Commission enter an appropriate order granting and permitting this Declaration to become effective.

         No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should not be a thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon entry thereof.

Item 6.           Exhibits and Financial Statements

(a)      Exhibits.

Exhibit B-1       Draft Scheme Circular (to be filed separately in draft
                  form under confidential treatment request pursuant to Rule
                  104(b)).

Exhibit B-2       Final Scheme Circular (to be filed by amendment).

Exhibit B-3       Draft Proxy cards and nominee forms of instruction (to be
                  filed separately in draft form under confidential treatment request pursuant to Rule 104(b)).

Exhibit B-4       Final proxy cards and nominee forms of instruction (to be
                  filed by amendment).

Exhibit F-1       Opinion of Counsel to Powergen plc (to be filed by amendment).

Exhibit F-2       Past Tense Opinion of Counsel (to be filed by amendment).

Exhibit I-1       Form of Notice


----------------------------
         (3) Any subsequent changes that may be made to the Scheme Circular, proxy cards and nominee forms of instruction will consist only of corrections of typographical errors, grammatical changes or other changes which are non-material under the Act and unrelated to the description of the Scheme or the Acquisition. In the event that any changes are required, Powergen undertakes promptly to submit to the Office of Public Utility Regulation a copy of the final version of the documents with a "red-lined" version of the Scheme Circular compared to the document previously filed.

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Item 7.           Environmental Effects.

         The proposed Solicitation does not involve major Federal action having a significant effect on the human environment. No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed Solicitation.


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                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



Date: March 6, 2002             POWERGEN plc

                                   By: /s/ David Jackson
                                      ------------------------------------------

                                        David Jackson
                                        Company Secretary and General Counsel


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